Filed by ECLIPSYS CORPORATION pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Eclipsys Corporation. Commission File No. 000-24539

Eclipsys Client Letter

Dear [Eclipsys Client],

As you know, Eclipsys announced a definitive agreement to merge with Allscripts to create one company that will combine the leading ambulatory, acute and post- acute solutions in the industry for healthcare organizations of every size and setting. I’d like to share with you the dynamics of this proposed merger, and why we believe this exciting business combination will be of benefit to you.

A Continued Evolution

Eclipsys’ sole focus is to support you in achieving clinical quality outcomes and financial success. This merger is a continuation of our evolution to deliver the information you need, when you need it.

By integrating the combined companies’ acute and ambulatory solutions on one, integrated platform we can accelerate the pace of evolving our products to meet your needs. It will establish one company that connects every link in the healthcare chain to create efficient clinical and administrative workflows that help you deliver the best possible care to your patients at a lower cost.

Here are the New Benefits to You and Your Organization:

•	The best acute and ambulatory solutions on one, integrated, open platform

•	The security and ease of connecting to the largest client footprint in ambulatory, acute and post-acute care settings

•	More powerful solutions and services to attain “Meaningful Use”

•	The unique capability to truly connect a community, from hospital to home

•	The ability to quickly integrate our combined solutions and deliver better outcomes for both you and your patients.

One Company to Truly Connect a Community.

With a client base of nearly 180,000 U.S. physicians, more than 1,500 hospitals and 10,000 post-acute organizations that care for millions of patients, this combined one company will have the unprecedented ability to seamlessly connect physicians, other care providers and patients regardless of whether care is provided in the hospital, in large or small physician practices, in extended care facilities, or in the patient’s home.

By joining these two technology leaders, we are enabling our clients to realize the true promise of information technology while improving both clinical and financial outcomes across the entire community of care.

Continued Focus on Your Outcomes and Success

At this time, Allscripts and Eclipsys continue to operate separately and support our respective businesses as we do today and you will continue to be supported by the same team. We do not envision that you will see any disruption to services or support during this process. The next step of the merger process is to obtain both regulatory and shareholder approvals for this transaction. These approvals must be received before our agreement is considered final. We expect the transaction to close in four to six months.

The proposed merger will create a combined portfolio that will accelerate our ability to enhance and evolve our solutions. Because both companies share a common Microsoft platform we believe we can deliver integration quickly, with a common look and feel, and a comprehensive data exchange.

Also, I am pleased to tell you that I will assume the role of full-time Chairman of the Board of the combined company and Glen Tullman, currently the Chief Executive Officer of Allscripts, will lead the combined organization as its Chief Executive Officer. In addition, John Gomez, currently the Executive Vice President & Chief Technology Strategy Officer of Eclipsys will be leading the product strategy and development for the combined company. The remainder of the leadership team will be drawn from the management team of both companies, delivering continuity to you in both our solutions and teams.

We value you as a client and appreciate that you have entrusted us to be your business partner. Over the next few months, we will continue to share information with you about this exciting, new merger. If at any time you have questions, please feel free to contact me, or your Eclipsys client representative.

I look forward to continuing our relationship with your organization as we work together to turn the vision of a connected system of health into a reality.

Regards,

<electronic signature>

Philip M. Pead

President and CEO

Eclipsys Corporation

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication is being made in respect of the proposed merger transaction involving Allscripts-Misys Healthcare Solutions, Inc. (“Allscripts”) and Eclipsys Corporation (“Eclipsys”). In connection with the proposed transaction, Allscripts will file with the SEC a registration statement on Form S-4 and Allscripts and Eclipsys will mail a joint proxy statement/prospectus/information statement to their respective stockholders. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND STOCKHOLDERS ARE URGED TO READ CAREFULLY IN THEIR ENTIRETY THE JOINT PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED BY EITHER ALLSCRIPTS OR ECLIPSYS WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final joint proxy statement/prospectus/information statement will be mailed to Allscripts’ and Eclipsys’ stockholders. Investors and stockholders of Allscripts and Eclipsys will be able to obtain a free copy of the joint proxy statement/prospectus/information statement, as well as other filings containing information about Allscripts and Eclipsys, without charge, at the website maintained by the SEC (http://www.sec.gov). Copies of the joint proxy statement/prospectus/information statement and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus/information statement can also be obtained, without charge, on the investor relations portion of Allscripts’ website (www.allscripts.com) or the investor relations portion of Eclipsys’ website (www.eclipsys.com) or by directing a request to Allscripts’ Investor Relations Department at 222 Merchandise Mart Plaza, Suite 2024, Chicago, Illinois 60654, or to Eclipsys’ Investor Relations Department at Three Ravinia Drive, Atlanta, Georgia 30346.

Allscripts and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Allscripts’ directors and executive officers is available in Allscripts’ proxy statement for its 2009 annual meeting of stockholders and Allscripts’ Annual Report on Form 10-K for the year ended May 31, 2009, which were filed with the SEC on August 27, 2009 and July 30, 2009, respectively. Eclipsys and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Eclipsys’ directors and executive officers is available in Eclipsys’ proxy statement for its 2010 annual meeting of stockholders and Eclipsys’ Annual Report on Form 10-K for the year ended December 31, 2009, which were filed with the SEC on March 26, 2010 and

February 25, 2010, respectively. Investors and stockholders can obtain free copies of these documents from Allscripts and Eclipsys using the contact information above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus/information statement and other relevant materials to be filed with the SEC when they become available.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the federal securities laws. Statements regarding the benefits of the proposed transaction, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, platform and product integration, the connection and movement of data among hospitals, physicians, patients and others, merger synergies and cost savings, client attainment of “meaningful use” and accessibility of federal stimulus payments, enhanced competitiveness and accessing new client opportunities, market evolution, the benefits of the combined companies’ products and services, the availability of financing, future events, developments, future performance, as well as management’s expectations, beliefs, intentions, plans, estimates or projections relating to the future are forward-looking statements within the meaning of these laws. These forward-looking statements are subject to a number of risks and uncertainties, some of which are outlined below. As a result, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Allscripts, Eclipsys or the combined company or the proposed transaction.

Such risks, uncertainties and other factors include, among other things: the ability to obtain governmental approvals of the merger on the proposed terms and schedule contemplated by the parties; the failure of Eclipsys’ stockholders to approve the Merger Agreement; the failure of Allscripts’ stockholders to approve the issuance of shares in the merger; the possibility that the proposed transaction does not close, including due to the failure to satisfy the closing conditions; the possibility that the expected synergies, efficiencies and cost savings of the proposed transaction will not be realized, or will not be realized within the expected time period; potential difficulties or delays in achieving platform and product integration and the connection and movement of data among hospitals, physicians, patients and others; the risk that the contemplated financing is unavailable; the risk that the Allscripts and Eclipsys businesses will not be integrated successfully; disruption from the proposed transaction making it more difficult to maintain business and operational relationships; competition within the industries in which Allscripts and Eclipsys operate; failure to achieve certification under the Health Information Technology for Economic and Clinical Health Act

could result in increased development costs, a breach of some customer obligations and could put Allscripts and Eclipsys at a competitive disadvantage in the marketplace; unexpected requirements to achieve interoperability certification pursuant to the Certification Commission for Healthcare Information Technology could result in increased development and other costs for Allscripts and Eclipsys; the volume and timing of systems sales and installations, the length of sales cycles and the installation process and the possibility that Allscripts’ and Eclipsys’ products will not achieve or sustain market acceptance; the timing, cost and success or failure of new product and service introductions, development and product upgrade releases; competitive pressures including product offerings, pricing and promotional activities; Allscripts’ and Eclipsys’ ability to establish and maintain strategic relationships; undetected errors or similar problems in Allscripts’ and Eclipsys’ software products; the outcome of any legal proceeding that has been or may be instituted against Allscripts, Misys plc or Eclipsys and others; compliance with existing laws, regulations and industry initiatives and future changes in laws or regulations in the healthcare industry, including possible regulation of Allscripts’ and Eclipsys’ software by the U.S. Food and Drug Administration; the possibility of product-related liabilities; Allscripts’ and Eclipsys’ ability to attract and retain qualified personnel; the implementation and speed of acceptance of the electronic record provisions of the American Recovery and Reinvestment Act of 2009; maintaining Allscripts’ and Eclipsys’ intellectual property rights and litigation involving intellectual property rights; risks related to third-party suppliers and Allscripts’ and Eclipsys’ ability to obtain, use or successfully integrate third-party licensed technology; and breach of Allscripts’ or Eclipsys’ security by third parties. See Allscripts’ and Eclipsys’ Annual Reports on Form 10-K and Annual Reports to Stockholders for the fiscal years ended May 31, 2009 and December 31, 2009, respectively, and other public filings with the SEC for a further discussion of these and other risks and uncertainties applicable to Allscripts’ and Eclipsys’ respective businesses. The statements herein speak only as of their date and neither Allscripts nor Eclipsys undertakes any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations.